Filed by Microsoft Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Yahoo! Inc.

Commission File No.: 000-28018

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.

Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.

All information in this communication is as of March 6, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

*************

THE FOLLOWING IS A TRANSCRIPT OF PORTIONS OF AN INTERVIEW WITH STEVE BALLMER FROM MARCH 6, 2008 WHICH MICROSOFT HAS MADE PUBLICLY AVAILABLE.

MIX08

A Conversation - Steve Ballmer & Guy Kawasaki

Las Vegas, Nevada

March 6, 2008

GUY KAWASAKI: So let’s just start off with, why do you want to buy Yahoo, what’s the deal with that?

STEVE BALLMER: I think we have worked really hard to make it clear that we have real commitment, real aspirations, and real tenacity about being a very serious player in the world of search and advertising. Advertising on the Internet is a big thing, and will be the next super big thing. There’s no question about that. Search in some senses is, let’s call it, the killer application of advertising, at least today and for the foreseeable future it is the killer application for online advertising. And despite the fact that you could say we are not where we’d like to be, and that we probably could have gotten a little bit going a little sooner, particularly on search and search-related advertising, we are very committed, we’ve got a great team, doing great things, driving forward really hard, and yet we’ve got a long way to go. And Yahoo seems to be a way to accelerate that because of the critical mass that’s required to really compete.

GUY KAWASAKI: Well, what’s the current status of the deal?

STEVE BALLMER: We’ve made an offer. (Laughter.) We’ve made an offer. It’s out there, baby.

*    *    *

QUESTION: Tim Anderson, ITWriting.com.

If Microsoft takes over Yahoo!, what are you going to do with all those PHP applications, especially the ones that overlap with what Microsoft already has running on ASP.NET? Will they be converted or do you have other plans for that?

STEVE BALLMER: Well, there are two different — there’s really sort of two different questions. In most — in a number of areas, and I won’t go through specifics, but we will have to make some kind of final integration plans after presumably we reach a deal, and it would be appropriate to talk to the Yahoo! guys, we shouldn’t have two of everything. It won’t make sense to have two search services, two advertising services, two mail services, and we’ll have to sort some of that through.

Some of that technology undoubtedly will come from the Microsoft side, some will undoubtedly come from the Yahoo! side.

Whatever technology comes, it also comes with an infrastructure that runs it. So, I’m quite sure that when all is said and done, we’ll be — you ask, what are you going to do with those PHP applications. I’m sure a bunch of them will be running at high scale and in production for a long time to come.

I think there’s going to be a lot of innovation in the core infrastructure, beyond what we have in Windows today, and ASP.NET, beyond what you see in Linux and PHP today, and over time probably most of the big applications on the Internet will wind up being rebuilt and redone, whether those are ours or Yahoo!’s or any of the other competitors. But for thy foreseeable future we will be a PHP shop I guess if we own Yahoo!, as well as being an ASP.NET shop.

One of the interesting things that I really love that we’ve done in the new Windows Server is we’ve put a lot of attention into making sure PHP applications run well on Windows Server. That’s not the current Yahoo! environment, and I’m not suggesting that we would transition that way. But for those of you who do have PHP skills, we’re going to try to make Windows Server the best place to land PHP applications in the future as well.

QUESTION: Yes. What do you see as the major synergies between Microsoft and Yahoo!, and what kind of adaptations do you think might have to be made to get it through the antitrust process?

[Redacted material]

STEVE BALLMER: Yeah, yeah.

In terms of synergy, look, the number one — people have to understand that scale, which is a form of synergy, is really an advantage in the search game. The more searches you have, the more advertisers you have. The more advertisers you have, the more bidding you get on keywords. The more revenue you make, the more you have to reinvest.

But also the more advertisers you have, the more — the larger the corpus of relevant ads you have to insert on pages. In the case of search, ads are part of the content, and right now Google has a larger body of ads to insert on any keyword than either we or Yahoo! has. So, getting that scale is perhaps the most obvious of synergies.

In addition, I think they’ve got a bunch of very talented engineers, and so do we. We should be able to have one plus one be at least two and a half in terms of not duplicating things that shouldn’t be duplicated, and moving out and doing additional innovative work.